UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

    Harbinger Group Inc.

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    41146A106

(CUSIP Number)

    David N. Brooks –

Secretary, Vice President and General Counsel

c/o Fortress Investment Group LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

With copies to:

David M. Feldman, Esq.

Glenn R. Pollner, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    May 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41146A106

(1)	Name of Reporting Persons CF Turul LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Operating Entity I LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): PN; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely as sole managing member of FIG LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Credit Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Credit Opportunities MA Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Credit Opportunities MA II Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons FCO MA LSS Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Credit Opportunities MA Maple Leaf Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Global Opportunities (Yen) Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Drawbridge Special Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Special Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons FIG LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely as owner of all the membership interests in the following investment advisors: Fortress Credit Opportunities Advisors LLC, Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC, FCO MA LSS Advisors LLC, Fortress Credit Opportunities MA Maple Leaf Advisors LLC, Fortress Global Opportunities (Yen) Advisors LLC, Drawbridge Special Opportunities Advisors LLC and Fortress Special Opportunities Advisors LLC.

CUSIP No. 41146A106

(1)	Name of Reporting Persons FIG Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its capacity as the General Partner of Fortress Operating Entity I LP.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Fortress Investment Group LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.
(2)	Solely in its capacity as the holder of all the issued and outstanding shares of FIG Corp.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Peter L. Briger, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

CUSIP No. 41146A106

(1)	Name of Reporting Persons Constantine M. Dakolias
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D, filed on May 23, 2011 (File No. 005-19362), as amended by Amendment No. 1 filed on August 12, 2011 and Amendment No. 2 filed on February 14, 2014 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of Harbinger Group Inc., a Delaware corporation (the “Issuer”) into which shares of Series A Participating Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer are convertible. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 3. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Amended Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the following persons (the “Reporting Persons”):

(1)	CF Turul LLC, a Delaware limited liability company (“CF Turul”);

(2)	Fortress Credit Opportunities Advisors LLC, a Delaware limited liability company (“FCOA”);

(3)	Fortress Credit Opportunities MA Advisors LLC, a Delaware limited liability company;

(4)	Fortress Credit Opportunities MA II Advisors LLC, a Delaware limited liability company;

(5)	FCO MA LSS Advisors LLC, a Delaware limited liability company (“FCOA”);

(6)	Fortress Credit Opportunities MA Maple Leaf Advisors LLC, a Delaware limited liability company;

(7)	Fortress Global Opportunities (Yen) Advisors LLC, a Delaware limited liability company;

(8)	Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company;

(9)	Fortress Special Opportunities Advisors LLC, a Delaware limited liability company;

(10)	FIG LLC, a Delaware limited liability company (“FIG LLC”);

(11)	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”);

(12)	FIG Corp., a Delaware corporation (“FIG Corp.”);

(13)	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”);

(14)	Constantine M. Dakolias; and

(15)	Peter L. Briger, Jr.

ITEM 4. PURPOSE OF THE TRANSACTION

The information provided and incorporated by reference in Item 6 is hereby incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

On May 9, 2014, the Issuer exercised its rights under Section 5(b) of the Certificate of Designation to mandatorily convert (the “Mandatory Conversion”) into shares of Common Stock all of the Issuer’s outstanding Series A Participating Convertible Preferred Stock (other than the Retained Share (as defined below)) and Series A-2 Participating Convertible Preferred Stock. The Mandatory Conversion closed on May 15, 2014, resulting in the issuance to CF Turul of 32,994,740 shares of Common Stock in exchange for 204,999 shares of its Preferred Stock. CF Turul continues to hold one share of Preferred Stock (the “Retained Share”). Each of the Reporting Persons may be deemed to be a beneficial owner of the shares owned by CF Turul.

The disclosure in this Amendment No. 4 assumes that there are 207,621,683 shares of Common Stock outstanding after the Mandatory Conversion. As of the date hereof, CF Turul may be deemed to beneficially own 15.9% of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Securities Purchase Agreement

On May 12, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CF Turul and certain other purchasers. Upon the Mandatory Conversion, certain of CF Turul’s rights under the Securities Purchase Agreement terminated, including its right to participate on a pro rata basis in issuances by the Issuer of common equity, common equity linked securities, preferred securities and debt securities. CF Turul continues to have other rights under the Securities Purchase Agreement, including information rights, the right to approve certain management fees and indemnification rights.

Certificate of Designation

The Retained Share enables CF Turul to continue to exercise the rights described below to nominate directors, appoint board observers and exercise consent rights. The Issuer may not force conversion of the Retained Share for so long as CF Turul owns sufficient combined voting power (through ownership of the Retained Share and Common Stock) to entitle it to nominate directors, appoint board observers or exercise such consent rights. Upon CF Turul ceasing to own sufficient combined voting power to exercise these rights, the Retained Share shall be automatically cancelled.

While CF Turul continues to own at least 50% of the Preferred Stock purchased on the Issue Date (either as Preferred Stock or Common Stock upon conversion), the consent of CF Turul is required before any action may be taken which requires approval by a majority of the holders of Preferred Stock or any action with respect to certain related party transactions between the Issuer and its affiliates.

So long as CF Turul owns at least 50% of the Preferred Stock purchased on the Issue Date or 10% of the outstanding Common Stock on an as converted basis, CF Turul shall have the right to appoint one director to the Board who shall be entitled to be a member of any committee of the Board (except for any special committee formed to consider a related party transaction involving CF Turul). If CF Turul does not appoint a director, subject to meeting certain ownership thresholds, CF Turul has the right to appoint an observer to attend all meetings of the Board, certain committees of the Board, and the boards of any wholly owned subsidiaries of the Issuer and certain committees thereof on which it does not have a director.

Subject to meeting certain ownership thresholds, in the event that Philip A. Falcone ceases to be Chairman of the Board or Chief Investment Officer of the Issuer for a period of more than ninety consecutive days, other than as a result of temporary disability, and CF Turul does not approve the Issuer’s proposed business continuity plan (a “Director Addition Event”), CF Turul may appoint such number of directors that, when the total number of directors appointed by CF Turul is added to the number of independent directors, that number of directors is equal to the number of directors employed by or affiliated with the Issuer or the HCP Entities.

Notwithstanding all of the foregoing, CF Turul’s representation on the Board will always be less than or proportionate to its ownership of the Issuer and will otherwise comply with the rules of The New York Stock Exchange and certain insurance regulatory authorities.

Other Agreements

CF Turul continues to have rights under the Registration Rights Agreement and Corporate Opportunities Agreement. However, as a result of the Mandatory Conversion, CF Turul’s rights under the Tag-Along Agreement terminated.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2014

CF TURUL LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FORTRESS CREDIT OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FORTRESS CREDIT OPPORTUNITIES MA ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FORTRESS CREDIT OPPORTUNITIES MA II ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FCO MA LSS ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FORTRESS CREDIT OPPORTUNITIES MA MAPLE LEAF ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FORTRESS GLOBAL OPPORTUNITIES (YEN) ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FORTRESS SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
Name:	Constantine M. Dakolias
Title:	President

FIG LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary, Vice President and General Counsel

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as General Partner

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary, Vice President and General Counsel

FIG CORP.

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary, Vice President and General Counsel

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary, Vice President and General Counsel

/s/ Peter L. Briger, Jr.
Peter L. Briger, Jr.

/s/ Constantine M. Dakolias
Constantine M. Dakolias